EXHIBIT 3.1

CERTIFICATE OF AMENDMENT
TO THE ARTICLES OF INCORPORATION
FOR NEVADA PROFIT CORPORATIONS

(PURSUANT TO NRS 78.385 AND 78.390 - AFTER ISSUANCE OF STOCK)

1. NAME OF CORPORATION:

Nevada Gold & Casinos, Inc.

2. THE ARTICLES OF INCORPORATION HAVE BEEN AMENDED AS FOLLOWS (provide article numbers, if applicable):

Article Four. The Corporation shall have authority to issue an aggregate of Fifty-Five Million (55,000,000) shares of capital stock. The authorized shares of the Company are divided into two classes, Common Stock and Preferred Stock.

Fifty million (50,000,000) shares of common stock are authorized having a par value of twelve cents ($0.12) per share and will be voting stock.

Five million (5,000,000) shares of preferred stock, which may be issued in one or more series, are authorized having a par value of $0.001 per share. Shares of Preferred Stock of the Company may be issued from time to time in one or more classes or series, each of which class or series shall have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating optional or other special rights and such qualifications, limitation or restrictions thereof, as shall be stated in a resolution or resolutions providing for the issues of such class or series of Preferred Stock as may be adopted from time to time by the Board of Directors prior to the issuance of any shares thereof pursuant to the authority hereby expressly vested in it, all in accordance with the laws of the State of Nevada.

No holder of shares of capital stock of the Corporation shall be entitled, as such, to any preemptive or preferential right to subscribe to any unissued stock or any other securities, which the Corporation may now or thereafter be authorized to issue. No holder of shares of capital stock of the Corporation shall be entitled, as such, to any preemptive or preferential right to subscribe to any unissued stock or any other securities, which the Corporation may now or thereafter be authorized to issue.

The Corporation’s capital stock may be issued and sold from time to time for such consideration as may be fixed by the Board of Directors, provided that such consideration so fixed is not less than par value. Upon the determination of the Board of Directors, the shares of stock owned by any shareholder may be redeemed by the Company if the ownership of stock of the Company by such shareholder prevents the issuance or renewal of any gaming license which the Company or any of its subsidiaries or affiliates may have. At the determination of the Board of Directors, the shareholder’s stock may be redeemed at cost or market, whichever is less.

4. Effective Date of Filing: 10/17/2007

5. Officer Signature: /s/ Ernest East, Secretary